Laura E. Flores
+1.202.373.6101
laura.flores@morganlewis.com
VIA EDGAR

October 3, 2024

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Listed Funds Trust (File Nos. 333-215588 and 811-23226)
Filing Pursuant to Rule 485(b)

Ladies and Gentlemen:

On behalf of Listed Funds Trust (the “Trust”), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 334 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (Amendment No. 336 to the Trust’s Registration Statement under the Investment Company Act of 1940) (the “Amendment”). The purpose of the Amendment is to register the Fortuna Hedged Bitcoin ETF as a new series of the Trust.

I hereby certify that the Amendment does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

If you have any questions, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores